UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TXCO Resources Inc.

Full Name of Registrant

Former Name if Applicable

777 E. Sonterra Blvd., Ste. 350

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra sheets if needed.)
_________

As initially reported in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, the Registrant has continued to experience substantial difficulties in meeting short-term cash needs, particularly in relation to vendor commitments.  Substantially all of the Registrant's assets are pledged, and extreme volatility in energy prices and a deteriorating global economy have created difficulties in the capital markets and have hindered our ability to raise debt and/or equity capital.  The Registrant's inability to improve its liquidity and cash resources has caused it to experience material adverse business consequences.

As a result, the Registrant is still in the process of assessing its financial position and liquidity and its ability to continue normal operations in light of (a) recent and ongoing economic conditions which have negatively impacted the Registrant's operating results, (b) instability in the capital markets, and (c) the Registrant's lenders acceleration of and demand for immediate payment of the entire amount of the funds the Registrant owes under the bank credit facilities, including all interest accrued and unpaid thereon and all other amounts payable thereunder, and the fact the Registrant does not have sufficient funds to repay the amounts owed under the bank credit facilities.  The Registrant's current circumstances and worsening liquidity and financial position could require the Registrant to seek relief though a filing under the U.S. Bankruptcy Code in the very near future, the result of which is that the Registrant could cease to be a public filer, cease to have a market for its securities and/or the Registrant's securities may have little or no value.

Since March 2009, the Registrant's management team has been focused on pursuing strategic alternatives to address its liquidity issues and continuing discussions with its lenders, which has strained the Registrant's available management and financial resources.  Because the Registrant's management has devoted considerable attention to addressing the Registrant's financial and liquidity issues, because the assessment of its financial position and liquidity is ongoing and because the Registrant's Chief Financial Officer was terminated effective May 7, 2009 in connection with the Registrant's reduction in force, the Registrant was unable to complete its Form 10-Q for the quarterly period ended March 31, 2009 in a timely manner without unreasonable effort or expense.  The Registrant plans to file its Form 10-Q by May 18, 2009, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION
(1)             Name and telephone number of person to contact in regard to this notification

James E. Sigmon Chairman and Chief Executive Officer	(210)	496-5300
(Name) (Title)	(Area Code)	(Telephone Number)

(2)             Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑	No ☐

(3)             Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑	No ☐
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
____________

The Registrant anticipates, based on the information currently available to it, that its results of operations for the three months ended March 31, 2009 will be significantly different from those for the three months ended March 31, 2008. Key income statement line items include:

Income Statement Line Item	First-Quarter 2009	First-Quarter 2008
($ in millions)
Total Revenues	$ 15.6	$ 32.3
Operating Income (Loss)	(25.7)	6.6
Income (Loss) Before Income Taxes	(57.6)	4.1
Income tax (expense) benefit	18.9	(.1)
Net Income (Loss) to Common Stockholders	$ (40.0)	$ 3.3

Significant impacts on first-quarter 2009:
(1) A non-cash charge of approximately $27.6 million was recorded to accrete the balance on the convertible preferred stock to account for the redemption premium that will be due on payment at some future date.

(2) A non-cash impairment charge of approximately $12.0 million was recorded as the result of lower forecasted commodity prices.  Non-cash depletion costs were also higher due to lower reserve balances.

(3) Oil and natural gas revenues were down by $14.7 million as compared to March 31, 2008 primarily as the result of sharply reduced commodity sales prices.

FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements by the Registrant regarding expected and estimated results of operations for the three months ended March 31, 2009, as well as other statements of management's expectations, anticipations, beliefs, plans, intentions, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements in some cases can be identified by their being preceded by, followed by or containing words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" and other similar expressions. Forward-looking statements are based on assumptions and assessments made by the Registrant's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of the Registrant's future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements.

Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements include the following: changes in unaudited and/or unreviewed financial information; the ability of the Registrant to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 on or before the fifth calendar day following the prescribed due date; the ability of the Registrant (which term, unless otherwise specified or the context otherwise requires, refers in this paragraph to the Registrant and its subsidiaries) to continue as a going concern; the Registrant's ability to obtain capital on reasonable terms, or at all, to fund working capital or other needs; the adequacy of the Registrant's liquidity and the Registrant's ability to meet its cash commitments, working capital needs, and lender and vendor obligations and its commitments to pay dividends on its preferred stock; operational disruptions; the Registrant's ability to continue to comply with section 404 of the Sarbanes-Oxley Act of 2002, as amended; general market conditions; adverse capital and credit market conditions; uncertainty about the effectiveness of the U.S. Government's plan to stabilize financial markets; the impairment of financial institutions; results of the Registrant's strategic alternatives review; vendor relations; the costs and accidental risks inherent in exploring and developing new oil and natural gas reserves; the price for which such reserves and production can be sold; fluctuation in prices of oil and natural gas; the uncertainties inherent in estimating quantities of proved reserves and cash flows; competition; actions by third-party co-owners in properties in which the Registrant also owns an interest; acquisitions of properties and businesses; operating hazards; environmental concerns affecting the drilling of oil and natural gas wells; impairment of oil and gas properties due to depletion or other causes; the ability of the Registrant to attract, motivate and/or retain key executives and employees; the outcome of litigation; and hedging decisions, including whether or not to hedge. The Registrant undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. More information about potential factors that could affect the Registrant's operating and financial results is included in the Registrant's annual report on Form 10-K for the year ended December 31, 2008.

TXCO Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 12, 2009	/s/ James E. Sigmon

James E. Sigmon
Chairman and Chief Executive Officer